

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Darin M. Myman
President and Chief Executive Officer
PeopleString Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

  Re: **PeopleString Corporation**
    Amendment No. 3 to Registration Statement on Form S-1
    Filed June 15, 2010
    File No. 333-163290

Dear Mr. Myman:

   Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of proper financial statements. Please amend the registration statement to include current financial statements as required by Article 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

          Sincerely,

          Mark P. Shuman
          Branch Chief – Legal

cc: <u>Via facsimile: (212) 697-3575</u>
   Barbara R. Mittman, Esq.